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                                                                     EXHIBIT 5.2

                         SUNRA CAPITAL HOLDINGS LIMITED



                                                                  August 8, 2002


24/7 Real Media, Inc.
1250 Broadway
New York, New York  10001


Ladies and Gentlemen:

          Reference is made to that certain Series A and Series A-1 Preferred Stock and Common Stock Warrant Purchase Agreement, dated as of July 2, 2002, by and between the Company and Sunra Capital Holdings Limited ("Sunra"), as amended (the "Purchase Agreement"). Reference is also made to that certain letter agreement (the "Notice"), dated August 7, 2002, by and between the Company and Sunra pursuant to which Sunra gave notice to the Company of its intention to purchase an additional $3,000,000 of Series A Stock. All terms used but not defined herein shall have the meanings given to such terms in the Purchase Agreement.

          Pursuant to the Purchase Agreement, Sunra has purchased $1,600,000 of Series A Stock and $3,400,000 of Series A-1 Stock and, pursuant to the Notice, Sunra has agreed to purchase an additional $3,000,000 of Series A Stock. The conversion of Series A-1 Stock to Series A Stock and the purchase of such additional $3,000,000 of Series A Stock are subject to stockholder approval, which is being sought at the annual meeting of stockholders scheduled for September 10, 2002 (the "Stockholder Meeting").

          As used herein, the term "Excess Shares" shall mean the number of shares equal to the difference between (i) the sum of (w) the aggregate number of shares of Common Stock into which the Series A Closing Shares, shares of Series A-1 Conversion Stock and Additional Closing Shares acquired by Sunra pursuant to the Purchase Agreement are convertible or converted (including, without limitation, any increase in such number as a result of an anti-dilution adjustment pursuant to Section 5.8 of the Series A Designation), and (x) the aggregate number of shares of Common Stock acquired by Sunra upon exercise or conversion of the Warrants, in each case which are held by Sunra and entitled to vote at any meeting of the stockholders of the Company, however called, or in connection with any written consent of such stockholders, and (ii) the quotient obtained by dividing (y) the aggregate consideration paid by Sunra to purchase all securities of the Company listed in item (i) above, including, without limitation, any amounts paid upon exercise or conversion of the Warrants, by (z) $0.21.

          Sunra hereby irrevocably constitutes and appoints the Company as its proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of Sunra, to vote (or cause to be voted) the Excess Shares at any meeting of the stockholders of the

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Company, however called, or in connection with any written consent of such stockholders, in the same proportion as all other shares of common stock voted at such meeting or in such written consent, other than those shares voted by Sunra.

          Sunra hereby (i) represents and warrants that there are no proxies heretofore given in respect of the Excess Shares; (ii) affirms that the irrevocable proxy granted pursuant hereto is coupled with an interest and may under no circumstances be revoked; (iii) ratifies and confirms all that the holder of such irrevocable proxy may lawfully do or cause to be done by virtue hereof; and (iv) affirms that this proxy is intended to be irrevocable in accordance with the provisions of Section 212(e) of the Delaware General Corporation Law.

          Additionally, Sunra hereby agrees that, until the earlier of the date of the Stockholder Meeting and the Stockholder Meeting Deadline, it will not convert any shares of Series A Stock into shares of Common Stock or exercise or convert any Warrants held by it. Nothing in the preceding sentence shall be deemed to limit the ability of Sunra to vote the shares of Series A Stock held by it, subject to the terms and provisions of this letter agreement.

          Sunra and the Company agree to use their best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper to advisable under applicable laws and regulations to consummate and to make effective the agreements contemplated by this letter agreement, including, without limitation, making such amendments or modifications to this letter as may be requested by the Nasdaq from time to time.

          In addition to any other legend that may be required under applicable securities laws or any other agreement between the Company and Sunra, each certificate representing any shares of (i) Series A Stock or (ii) Common Stock acquired by Sunra upon exercise or conversion of the Series A Stock and Warrants (such shares of Series A Stock and Common Stock are sometimes collectively referred to herein as "Restricted Stock") shall bear the following legend:

          "THE RIGHTS OF THE HOLDER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE PROVISIONS OF A VOTING AGREEMENT DATED AS OF AUGUST 8, 2002 BY AND BETWEEN 24/7 REAL MEDIA, INC. AND SUNRA CAPITAL HOLDINGS LIMITED. COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT NO COST UPON WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF 24/7 REAL MEDIA, INC."

Each share of Restricted Stock shall continue to be subject to the provisions of this Agreement, shall survive any sale, assignment, transfer, pledge or other encumbrance or disposition by Sunra of Restricted Stock and shall be binding on any purchaser, assignee, transferee, pledgee or acquiror of Restricted Stock, unless such sale, assignment, transfer, pledge or other encumbrance or disposition is pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "Act"), or pursuant to Rule 144 promulgated thereunder. The legend set forth above shall be removed by the Company from any certificate evidencing Restricted Stock upon

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delivery to the Company of an opinion by counsel, reasonably satisfactory to the
Company, that such Restricted Stock has been disposed of pursuant to an effective registration statement under the Act or pursuant to Rule 144 promulgated thereunder.

          This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflicting provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the laws of any jurisdiction other than the State of Delaware to be applied.

                                              Sincerely,

                                              SUNRA CAPITAL HOLDINGS LIMITED



                                              By: /s/Joseph Waechter
                                                  ------------------------------
                                                  Joseph Waechter
                                                  President

Accepted and agreed:

24/7 REAL MEDIA, INC.



By: /s/David J. Moore
    ------------------------------------
    David J. Moore
    Chairman and Chief Executive Officer

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